Exhibit 1.1

Cominar announces acquisition of units of Canmarc and intention to make an all-cash offer

Canada NewsWire

QUÉBEC CITY, Nov. 28, 2011

Offer Highlights

•	Unitholders of Canmarc Real Estate Investment Trust (“Canmarc”) to receive $15.30 in cash per Canmarc Unit (as defined below), not subject to proration

•	All-cash offer represents a premium of 15.2% over the closing price of the Canmarc Units on November 25, 2011

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Opportunity for Canmarc unitholders to participate in the growth of the combined entity through a unit election option, capped at 16 million units (the “Cominar Units”) of Cominar Real Estate Investment Trust (“Cominar”)

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Combined entity ideally positioned for growth, with a unique portfolio of high-quality real estate comprising approximately 30 million square feet, attractive geographical and asset-class diversification and an enhanced capital markets profile

•	Transaction immediately accretive to Cominar’s distributable income, funds from operations and adjusted funds from operations

•	Cominar and its subsidiaries own approximately 15.1% of the total issued and outstanding Canmarc Units

QUÉBEC CITY, Nov. 28, 2011 /CNW Telbec/ - Cominar (TSX: CUF.UN) announced today the purchase, by way of a private agreement (the “Purchase Agreement”), of a total of 3,099,300 Canmarc Units, representing 5.7% of the total issued and outstanding Canmarc Units.

As of the date hereof, Cominar and its subsidiaries own approximately 15.1% of the total issued and outstanding Canmarc Units, making Cominar the second-largest unitholder of Canmarc, based on publicly-available information.

Intention to Make an Offer

Cominar also announced today that it intends to make an offer to purchase, through wholly-owned subsidiaries, all of the issued and outstanding trust units of Canmarc (the “Trust Units”), together with any associated rights (the “URP Rights”, and together with the Trust Units and the Trust Units that may become issued and outstanding upon the exercise, conversion or exchange of securities convertible into or exchangeable for Trust Units, collectively, the “Canmarc Units”) that Cominar and its subsidiaries do not already own (the “Offer”).

Cominar approached the Board of Trustees of Canmarc to pursue a supported transaction. Canmarc has advised Cominar that it is not prepared to enter into such discussions.

Pursuant to the Offer, the unitholders of Canmarc will receive $15.30 in cash per Canmarc Unit (the “Cash Alternative”), not subject to proration. Alternatively, Cominar proposes to offer Canmarc unitholders the opportunity to participate in the growth of the combined entity via a unit election option pursuant to which Canmarc unitholders would exchange each Canmarc Unit they hold for 0.7054 Cominar Units (the “Unit Alternative”), with an aggregate maximum of 16 million Cominar Units available pursuant to this option, subject to proration.

The Offer, which was unanimously approved by Cominar’s Board of Trustees, is expected to be immediately accretive to Cominar’s distributable income, funds from operations and adjusted funds from operations per Cominar Unit.

The Offer is not subject to a vote by Cominar unitholders.

Pursuant to the Purchase Agreement, Cominar agreed with the vendor of such Canmarc Units that if, within a 180-day period starting as of the date hereof, Cominar, or any of its affiliates, completes the Offer for consideration to the unitholders of Canmarc in excess of $15.30 per Canmarc Unit, it would pay the vendor the difference between such offered consideration and $15.30.

The Cash Alternative

The all-cash purchase price under the Cash Alternative represents a premium of 15.2% over the closing price of $13.28 per Canmarc Unit on November 25, 2011, the last trading day prior to the announcement of the Offer.

The consideration under the Cash Alternative provides Canmarc unitholders with certainty of value and immediate liquidity, and removes the risk associated with the continued ownership of Canmarc Units.

The Offer is not subject to any financing condition. National Bank of Canada, Bank of Montreal and Caisse Centrale Desjardins have provided Cominar with a commitment to fund the entire consideration payable for the Canmarc Units and back-stop post-closing refinancing and liquidity requirements.

The Unit Alternative

Based on the exchange ratio offered under the Unit Alternative and before any proration of the unit consideration, the monthly cash distributions to Canmarc unitholders electing the Unit Alternative are expected to increase by approximately 6.9%.

Additionally, Canmarc unitholders electing the Unit Alternative will have the opportunity to participate in the future upside of Cominar. The acquisition of Canmarc is expected to significantly enhance Cominar’s profile by providing it with the following benefits:

1.	Addition of high-quality, complementary portfolio of properties: The acquisition of Canmarc will provide Cominar with an additional 8.8 million square feet of high-quality real estate that is complementary to its existing portfolio. Combined with Cominar’s existing properties, the addition of Canmarc’s assets will create a unique portfolio of high-quality properties including a number of landmark buildings.

2.	Enhanced size and diversification: The acquisition of Canmarc will increase Cominar’s asset base by approximately 42% to approximately 30 million square feet, with an enhanced footprint in the Province of Québec and a meaningful presence in the Maritimes, western Canada and Ontario. Furthermore, Cominar’s portfolio will benefit from enhanced diversification among the office, retail and industrial asset classes.

3.	Improved capital markets profile: The acquisition of Canmarc will increase Cominar’s enterprise value to $4.4 billion, creating the second-largest diversified REIT in Canada, while increasing liquidity for Cominar unitholders. Accordingly, Cominar will benefit from stronger access to capital.

4.	Lower cost of capital: The increased size and enhanced geographic and asset class diversification resulting from the acquisition of Canmarc is expected to allow Cominar to benefit from a lower cost of capital, thus improving its competitiveness for future asset and portfolio acquisitions.

5.	Positioned for further growth: The combined entity will be ideally positioned to execute Cominar’s continued expansion in its key markets and in the Ontario market.

6.	Synergies: Given the scale of its existing operations in Québec, Cominar expects to realize synergies from the combination of the two entities. Cominar’s knowledge of the key markets in which Canmarc operates is expected to result in lower operating costs and improved operating efficiencies, creating further synergies for Cominar.

7.	Immediately accretive: The transaction is expected to be immediately accretive to distributable income, funds from operations and adjusted funds from operations. The accretion to adjusted funds from operations is in turn expected to result in a decreased payout ratio for the combined entity.

Mr. Michel Dallaire, Cominar’s President and Chief Executive Officer, said: “The Canmarc assets are highly complementary to Cominar’s existing portfolio. With a unique base of high-quality properties benefiting from increased scale and diversification, as well as a significantly-enhanced capital markets profile, Cominar will be ideally-positioned to continue its geographic expansion.”

Pro Forma Cominar Leverage

While the Offer will require Cominar to temporarily increase its leverage, Cominar intends to align its capital structure with its long-term objectives over time.

Mr. Robert Després, Chairman of Cominar’s Board of Trustees, said: “Cominar’s historically conservative approach to leverage has provided it with the financial flexibility to pursue attractive investment opportunities such as the acquisition of Canmarc. Cominar’s Board of Trustees is confident that management will successfully reduce Cominar’s leverage in due course through access to attractive capital, reflecting its enhanced scale and geographic and asset class diversification.”

Additional Details on the Offer

Cominar’s takeover bid will be made available to unitholders of Canmarc following receipt of a complete unitholders’ list from Canmarc or earlier by publication of an advertisement of the takeover bid. The Offer will be subject to certain conditions outlined in the definitive offer documentation that Cominar expects to file in the near future with Canadian securities regulatory authorities.

This press release does not constitute an offer for or solicitation of Canmarc Units in any jurisdiction. Any such solicitation would be made only by formal offer and only in those jurisdictions where Cominar may legally do so.

BMO Capital Markets is acting as financial advisor to Cominar. Davies Ward Phillips & Vineberg LLP is acting as legal counsel to Cominar.

PROFILE as at November 28, 2011

Cominar is the largest commercial property owner in the Province of Québec. Cominar owns a real estate portfolio of 269 high-quality properties, consisting of 53 office, 55 retail and 161 industrial and mixed-use buildings that cover a total area of 21.0 million square feet in the Greater Québec City, Montréal and Ottawa-Gatineau areas as well as in the Atlantic Provinces. Cominar’s objectives are to deliver growing cash distributions payable monthly to its unitholders and to maximize unitholder value by way of integrated management and the expansion of its portfolio.

Forward-Looking Statements

This press release may contain forward-looking statements with respect to Cominar and its operations, strategy, financial performance and financial condition. These statements generally can be identified by the use of forward-looking words such as “may”, “will”, “expect”, “estimate”, “anticipate”, “intend”, “believe” or “continue” or the negative thereof or similar variations. The actual results and performance of Cominar discussed herein could differ materially from those expressed or implied by such statements. Such statements are qualified in their entirety by the inherent risks and uncertainties surrounding future expectations. Some important factors that could cause actual results to differ materially from expectations include, among other things, general economic and market factors, increased indebtedness associated to the Offer, competition, changes in government regulation and the factors described under “Risk Factors” in the Annual Information Form of Cominar. The cautionary statements qualify all forward-looking statements attributable to Cominar and persons acting on its behalf. Unless otherwise stated, all forward-looking statements speak only as of the date of this press release.